December 15, 2025

VIA EDGAR

Dorrie Yale
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re: Acceleration Request for FrontView REIT, Inc. and FrontView Operating Partnership LP Registration Statement on Form S-3 (File No. 333-292002 and 333-292002-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, FrontView REIT, Inc. and FrontView Operating Partnership LP respectfully request that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on December 17, 2025, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, Stuart A. Barr of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the company, at (202) 639-7486.

Very truly yours,

FRONTVIEW REIT, INC.

/s/ Stephen Preston
Name: Stephen Preston
Title: Chairman, Chief Executive Officer and President

FRONTVIEW OPERATING PARTNERSHIP LP

/s/ Stephen Preston
Name: Stephen Preston
Title: Authorized Person

cc: Stuart A. Barr, Fried, Frank, Harris, Shriver & Jacobson LLP